EXHIBIT 9

STABLE LETTER AGREEMENT

Effective as of March 31, 2010

Stable Investment Corporation
New Poly Plaza
No. 1 Chaoyangmen, Beidajie, Dongcheng
Beijing 100010
Attention: Collin Lau, Jinglei Chen
                  and Teng Lei
Ladies and Gentlemen:

This amended and restated letter agreement, dated as of October 25, 2010, and effective as of March 31, 2010, is being entered into and delivered by and between Stable Investment Corporation (the “SIC Member” or “you”) and REP Investments LLC, a Delaware limited liability company (“REP”) and, in the event of a Closing (as defined in the Restructuring Proposal), Brookfield REP Investments III LLC, a Delaware limited liability company (“REP III,” and REP or REP III, as applicable, the “Company”) in order to amend and restate in its entirety that certain letter agreement dated as of March 31, 2010 entered into by and between the SIC Member and REP (the “Original Side Letter”). This letter agreement is being entered in connection with your purchase of a limited liability company interest in, and your entering into (i)  in the event of a Closing (as defined in the Restructuring Proposal), of that certain Amended and Restated Limited Liability Company of REP III dated as of October 25, 2010, as subsequently amended and restated from time to time or (ii) in the event of a Restructuring Proposal Termination, of that certain Second Amended and Restated Limited Liability Company Agreement of the Company dated as of October 25, 2010, as subsequently amended and restated from time to time (the agreement referenced in clause (i) or (ii) as applicable, the “LLC Agreement”) and that certain Subscription Agreement related thereto entered into between you and the Managing Member, itself and on behalf of the Company, effective as of March 31, 2010  (as amended by that certain Joinder and Amendment to Subscription Agreement dated as of October 25, 2010, the “Subscription Agreement”).  Capitalized terms used and not defined herein shall have the meanings ascribed to them in the LLC Agreement.  This letter agreement amends and restates the Original Side Letter in its entirety.

1.           Other Side Letters.  The Managing Member, itself and on behalf of the Company, hereby agrees to promptly furnish you with a copy of all side letters or similar agreements entered into between the Managing Member, the Company or any of their Affiliates and any Non-Managing Member in the Company (or between any Parallel Investment Vehicle or the managing member, general partner or similar controlling party of any Parallel Investment Vehicle or any of their Affiliates and any investor in such Parallel Investment Vehicle) that establish rights under, or alter or supplement the terms of, the LLC Agreement or the constituent documents of any Parallel Investment Vehicle, as applicable (each, a “Side Letter”).

2.           Most Favored Nation.  The Managing Member, itself and on behalf of the Company, hereby agrees that you shall be entitled, upon written election to the Managing Member within twenty (20) days of receipt of a copy of any Side Letter, to the rights and benefits of such Side Letter that have the effect of establishing rights or otherwise benefiting any other Non-Managing Member (or any investor in any Parallel Investment Vehicle) in a manner different and more favorable, in any material respect, than the rights and benefits established in your favor hereunder or pursuant to the LLC Agreement; provided that you hereby agree to assume the obligations, if any, assumed by such other Non-Managing Member (or such other investor in a Parallel Investment Vehicle) in receiving such rights or benefits; provided further that you shall not be entitled to the rights or benefits of any Side Letter provisions (a) that were established for the benefit of any other Non-Managing Member (or any investor in any Parallel Investment Vehicle) to reflect any legal or regulatory requirement to which such Non-Managing Member (or such investor in any Parallel Investment Vehicle) is bound (including, without limitation, provisions concerning the disclosure or use of information or relating to the reporting obligations of the Company or any Parallel Investment Vehicle) or any accounting practice or policy which such Non-Managing Member (or such investor in any Parallel Investment Vehicle) has adopted and, in each case, to which you are not similarly bound or you have not similarly adopted, or (b) that are personal to any other Non-Managing Member (or any investor in any Parallel Investment Vehicle) based solely on the place of organization, headquarters or organizational form of such other Non-Managing Member (or such investor in a Parallel Investment Vehicle) and provide no material economic benefit not provided to you.  The Managing Member hereby represents and warrants that, other than as already disclosed to you, (i) there are no other Side Letters that have the effect of establishing rights with respect to the governance of the Consortium benefitting any other Non-Managing Member (or any investor in any Parallel Investment Vehicle) in a manner different and more favorable than the governance rights established in your favor hereunder or pursuant to the LLC Agreement and (ii) there are no rights currently provided to another Non-Managing Member (or any investor in any Parallel Investment Vehicle) that can reasonably be expected to interfere with the exercise of your governance rights with respect to the Consortium and no such rights will be provided to another Non-Managing Member (or any investor in any Parallel Investment Vehicle).

3.           Consent to Transfer.

(a)           The Managing Member shall not withhold its consent to (a) a Transfer by you or your Permitted Transferee (hereinafter defined) to an entity that is owned and controlled, directly or indirectly, by you, or to any other Chinese government agency, government instrumentality and/or any other entity that is part of, or directly or indirectly owned or controlled by, the People’s Republic of China or governmental agency or body thereof (each a “Permitted Transferee”), including a Transfer by you or your Permitted Transferee required as a result of a reorganization or restructuring or change in any law or regulation (or the interpretation thereof) and (b) such Permitted Transferee’s admission to the Company as a substituted Non-Managing Member in accordance with the terms of the LLC Agreement.  In connection with any such Transfer by you or a Permitted Transferee to a Permitted Transferee, the Managing Member hereby waives the requirement that you provide it with an opinion of counsel pursuant to Section 10.3(c)(i) of the LLC Agreement.  For the avoidance of doubt, all other conditions of Section 10.3 of the LLC Agreement shall apply in respect of any Transfer contemplated by this paragraph 3.

(b)           The Managing Member acknowledges and agrees that Best Investment Corporation is a Permitted Transferee hereunder and agrees (x) to admit Best Investment Corporation as a member of the Company upon satisfactory evidence of an assignment by you of an interest in the Company or of your interest in the Commitment Account and (y) upon such admission to the Company as a member, all provisions of this letter agreement shall apply to, and be enforceable by, each of you and Best Investment Corporation.

4.           Transaction Distribution Amount and Carried Interest.

(a)           The Managing Member hereby agrees that the Transaction Distribution Amount distributable to the Managing Member in respect of your Interest (including any Interest held by your Permitted Transferee or your Affiliate) shall be capped at $18 million and one-fifth (1/5) of such Transaction Distribution Amount shall vest on each anniversary of the Initial Closing Date, such that the full Transaction Distribution Amount shall be fully vested on the fifth (5th) anniversary of the Initial Closing Date; provided that, (i) if you have Transferred a portion of your Interest held as of the Initial Closing Date other than to a Permitted Transferee or your Affiliate, (a) the Transaction Distribution Amount distributable to the Managing Member in respect of your retained Interest (including any Interest held by your Permitted Transferee or your Affiliate) shall be capped at an amount equal to the product of (1) $18 million and (2) a fraction the numerator of which is the retained portion of your Interest (including any Interest held by your Permitted Transferee or your Affiliate) and the denominator of which is your Interest held at the Initial Closing Date and (b) for greater certainty, the Transaction Distribution Amount distributable to the Managing Member in respect of the portion of the Interest transferred by you other than to a Permitted Transferee or your Affiliate shall not be capped as provided herein, (ii) if your Invested Capital on a Distribution Date is less than $650 million, the cap on the Transaction Distribution Amount distributable to the Managing Member in respect of your Interest (including any Interest held by your Permitted Transferee or your Affiliate) shall be reduced by a percentage equal to one minus a fraction, the numerator of which is your Invested Capital at such Distribution Date and the denominator of which is your Commitment, and (iii) unless and until the Minimum Condition is achieved, the cap on the Transaction Distribution Amount distributable to the Managing Member in respect of your Interest (including any Interest held by your Permitted Transferee or your Affiliate) shall be $3.6 million.

(b)           The Managing Member and the Class B Member hereby agree that, solely for the purpose of calculating Carried Interest distributable to the Class B Member in respect of your Interest, you will be deemed to have made Capital Contributions equal to the cost of funds associated with the Commitment LC or Commitment Account established in respect of your Interest in an amount, which amount shall be equal to forty (40) basis points times (i) the average daily principal balance, if any, on deposit in the Commitment Account held by the Company in respect of your Interest or (ii) the average daily outstanding face amount of your Commitment LC, as applicable, during the period commencing on the date the Commitment Account was funded or your Commitment LC was issued to the Company, as applicable, and ending on the earlier of (x) July 15, 2010, and (y) the date on which the amount on deposit in the Commitment Account is reduced to zero or your Commitment LC is fully drawn by the Company or surrendered to the issuing bank and cancelled, as applicable, computed on the basis of a three hundred sixty (360) day year and the actual number of days elapsed, compounded monthly in arrears. Furthermore, the amount, if any, that remains on deposit in the Commitment Account or the undrawn face amount, if any, of your Commitment LC, as applicable, on July 15, 2010 shall be deemed to be Invested Capital contributed by you to the Company solely for the purpose of calculating Carried Interest distributable to the Class B Member in respect of your Interest.

(c)           The Managing Member agrees that, in the event it makes a Sale Recommendation pursuant to Section 10.8(d)(i) of the LLC Agreement and you have not requested that your Sharing Percentage of the Investment and other assets of the Company be sold pursuant thereto within the Sale Recommendation Acceptance Period, the Transaction Distribution Amount and the Carried Interest distributable to the Managing Member in respect of your Interest shall be determined on the third (3rd) or fifth (5th) anniversary of the effective date of the Plan, as elected by the Managing Member in its sole discretion; provided that if the Managing Member has not elected that such amounts should be determined on the third (3rd) anniversary within thirty (30) days following such third (3rd) anniversary, the date of determination shall automatically be the date that is the fifth (5th) anniversary of the effective date of the Plan. In either case, unless your Sharing Percentage of the Investment and other assets of the Company have previously been sold, the Transaction Distribution Amount and Carried Interest distributable to the Managing Member in respect of your Interest shall be determined assuming a distribution was made to you equal to the excess of (i) your Sharing Percentage of the Fair Market Value of the Investment and other assets of the Company over (ii) the sum of (x) your Sharing Percentage of the Fair Market Value of the liabilities of the Company plus (y) the estimated costs and expenses associated with the disposition of your Sharing Percentage of the Investment and other assets of the Company; provided that in all events hereunder Fair Market Value shall be as defined in the LLC Agreement, except that Fair Market Value of assets and liabilities of the Company whose value was to be determined in accordance with paragraph (c) of such definition of Fair Market Value shall be determined based on a valuation made by an appropriately qualified independent third-party valuation agent, designated by the Managing Member and approved by a Super-Majority Vote of Tier One Parallel Investment Vehicles.

(d)           In the event the Managing Member makes a recommendation pursuant to Section 10.8(d)(i) of the LLC Agreement that the Investment be sold and you have requested that your Sharing Percentage of the Investment and assets of the Company be sold pursuant thereto, the Transaction Distribution Amount and the Carried Interest distributable to the Managing Member in respect of your Interest shall be determined based on the actual consideration received in connection with the disposition of your Sharing Percentage of the Investment and assets of the Company.

5.           Other Subscription Agreements.  The Managing Member, itself and on behalf of the  Company, hereby represents and warrants that each Subscription Agreement (and each equivalent subscription agreement entered into by any Parallel Investment Vehicle, on one hand, and any prospective investor, on the other hand) shall be substantially similar in all material respects to the Subscription Agreement you signed, except as to (a) the amount of Commitment made thereby, (b) particular additions, deletions or modifications that reflect any legal or regulatory requirement binding on, or accounting practice or policy adopted by, any other Non-Managing Member (or an investor in any Parallel Investment Vehicle), and (c) the content of each prospective investor questionnaire as completed by any other Non-Managing Member (or an investor in any Parallel Investment Vehicle).

6.           Tax Matters Partner.  The Managing Member agrees not to take any action as the Tax Matters Partner that could reasonably be expected to adversely impact you in any material respect without your consent, which consent shall not be unreasonably withheld; provided that, if you would be required to file an income tax return (other than any return necessary to claim a reduced rate of tax or any tax treaty benefit) as a result of such action taken by the Managing Member as the Tax Matters Partner that you would not otherwise have been required to file, such requirement will be considered to adversely impact you in a material respect for purposes of this paragraph 6.

7.           Withholding Taxes.

(a)           You will provide to the Managing Member a valid and properly executed Internal Revenue Service Form W-8EXP claiming an exemption from U.S. income tax under Section 892 of the Code. You shall promptly notify the Managing Member in writing of any changes that cause such document to be untrue, incorrect, incomplete, ineffective or inapplicable in any material way, and shall provide the Managing Member with any further assurances regarding the continuing validity of such document as reasonably requested by the Managing Member (including, without limitation, providing updated versions of IRS Form W-8EXP or applicable successor forms as required by law) or any other information reasonably necessary for the Managing Member to make correct determinations under applicable law.

(b)           The Managing Member agrees that, under current law, the Company will not withhold under Sections 1441, 1442, 1445 or 1446 of the Code on your distributive share of any item of income related to the Company’s investment in GGP or in connection with the Redemption Procedures, other than distributions on equity interests attributable to the disposition of a United States real property interest (other than a United States real property holding corporation) (i.e., distributions subject to Section 897(h)(1) of the Code), for which you are exempt from U.S. federal income taxation under Section 892 of the Code, provided that the Company has received from you a properly completed IRS Form W-8EXP (which has not expired under applicable regulations and/or instructions) certifying as to your status as a foreign government (and not a “controlled commercial entity”) prior to the time the Company would otherwise have to withhold on such item.   Notwithstanding the foregoing, the Managing Member makes no representation as to the Managing Member’s withholding obligations if and to the extent that, (i) under applicable Code sections, regulations or instructions, the Managing Member has knowledge or reason to believe that any information or certifications provided by you are incorrect and, within a reasonable amount of time after the receipt of written notice from the Managing Member or the Company that the Managing Member has knowledge or reason to believe that any information or certifications provided by you are incorrect, you do not cure such information within a reasonable time, (ii) the Managing Member cannot reliably associate the payment with the documentation provided by you, (iii) there is a Change in Law that imposes an obligation on the Company to withhold on your distributive share of any item of income of the Company or in connection with the Redemption Procedures, as reasonably determined by the Managing Member after consulting in good faith with you, or (iv) you are not an “integral part” of a foreign sovereign or a “controlled entity” of a foreign sovereign that is not a “controlled commercial entity” (all within the meaning of Section 892 of the Code and the Treasury Regulations promulgated thereunder).  In the event there is a Change in Law described in clause (iii) above, the Managing Member agrees to consider, in good faith, a reasonable request by you to change the structure of the Company’s investment in GGP in order to minimize the U.S. federal income tax consequences to you resulting from such Change in Law.  For purposes of this paragraph 7, (i) “Change in Law” means the occurrence, after the date of this letter agreement, of any of the following:  (a) the adoption or taking effect of any law, rule, regulation or treaty by any Governmental Authority, (b) any change in any law, rule, regulation or treaty or in the administration, interpretation or application thereof by any Governmental Authority or (c) the making or issuance of any request, guideline or directive (whether or not having the force of law) by any Governmental Authority and (ii) “Governmental Authority” means the government of the United States, or of any political subdivision thereof and any agency, authority, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government thereof.

(c)           The Managing Member, itself and on behalf of the Company, hereby agrees to use its commercially reasonable best efforts to ensure that the affairs of the Company are conducted in such a manner that the Company is not engaged in a trade or business within the United States within the meaning of Sections 871 and 881 of the Code and does not have any income received directly or indirectly from commercial activities within the meaning of Section 892 of the Code.  In furtherance of the foregoing, the Managing Member shall use commercially reasonable best efforts not to cause the Company to do any of the following without your consent: (i) own any assets other than Securities of GGP, Debt of GGP, cash and/or cash equivalents; (ii) conduct activities restricted by the LLC Agreement; or (iii) have any employees; provided, however, that your consent shall not be required so long as either (A) the ownership of any assets  not described in clause (i) are made through a subsidiary of the Company classified as a corporation for U.S. federal income tax purposes, (B) the conduct of any activities not described in clause (ii) are conducted through a subsidiary of the Company classified as a corporation for U.S. federal income tax purposes, or (C) the Company has received a written opinion of nationally recognized tax counsel, on which you may rely, to the effect that such ownership of assets or conduct of activities should not result in the Company being engaged in a trade or business within the United States within the meaning of Sections 871 and 881 of the Code and should not result in the Company being engaged in a commercial activity within the meaning of Section 892 of the Code.  The Managing Member agrees that it will provide prompt written notice to you as soon as reasonably practicable after the Managing Member becomes aware that you will be deemed to be engaged in the conduct of a trade or business within the United States for purposes of Sections 871 and 881 of the Code solely as a result of the activities and investments of the Company or that you will be deemed to have any income attributable to commercial activities within the meaning of Section 892 of the Code.  In the event that the Company derives any income, gain or loss that is effectively connected with the conduct of a trade or business within the United States and/or any income from commercial activities that is allocable to you, the Managing Member will, at your request, obtain and provide in a timely fashion all necessary and reasonably available tax-related information concerning the source, character and amount of such income required for you to make required tax filings.

(d)           The Managing Member will, to the extent practicable, provide prompt written notice to you if it determines following a Change in Law that the Company is required to withhold any amount purportedly representing a tax liability to you and will (i) consider in good faith any position that you raise as to why withholding is not required or alternative arrangements proposed by you that may avoid the need for withholding and (ii) provide you with the opportunity to contest the requirement to withhold with the appropriate taxing authority (to the extent permitted by applicable law) during any period such contest does not subject the Company or the Managing Member to any potential liability to such taxing authority for any such claimed withholding and payment.

8.           Returns.

(a)           If the Managing Member is required to make a filing (including a Schedule 13D or Form 3, 4 or 5 filing or amendment thereto) under the Exchange Act on behalf of the Company or itself, and if the Managing Member is aware that a Non-Managing Member may also be required to make a filing under the Exchange Act based on the circumstances requiring Managing Member's filing on behalf of the Company or itself, then the Managing Member shall endeavor to provide to the Non-Managing Member, as soon as reasonably practicable, a draft of any such filing on behalf of the Company or itself prior to making such filing, and, in addition, shall provide the Non-Managing Member a copy of such filing as filed within two (2) business days following such filing.

(b)           In addition to the obligations set forth in paragraphs (a) and (b) of this paragraph 8, the Managing Member and Non-Managing Member agree to provide reasonable cooperation with the other at the other's request in connection with any such filing.

9.           Taxes Paid.

(a)           Notwithstanding Sections 8.4(a) and 8.4(b) of the LLC Agreement, as modified by this letter, if (i) the Company receives (or is deemed to receive) a distribution from GGP (including capital gains dividends and distributions in liquidation of GGP) that is attributable to gain from sales or exchanges by GGP of United States real property interests (i.e., a distribution subject to Section 897(h)(1) of the Code) or (ii) the Company earns income directly or indirectly from commercial activities of the Company within the meaning of Section 892 of the Code, then, for purposes of determining the amounts distributable to the Managing Member pursuant to Section 6.1 of the LLC Agreement and the provisions of the LLC Agreement that refer to Section 6.1, you shall not be treated as having received a distribution equal to the lower of (x) the amount described in clause (i) or (ii) above multiplied by thirty-five percent (35%) and (y) the actual amount of tax paid to the applicable taxing authorities with respect to the amounts described in clause (i) or (ii); provided, however, that (I) this paragraph 9(a) shall continue to apply following a change in rate or with respect to a withholding tax (or similar tax) imposed under any successor provision to Section 1445 or 1446 of the Code and Treasury Regulations promulgated thereunder resulting from a Change in Law, and (II) clause (ii) of this paragraph 9(a) shall not apply to the extent that you are not an “integral part” of a foreign sovereign or a “controlled entity” of a foreign sovereign that is not a “controlled commercial entity” (all within the meaning of Section 892 of the Code and the Treasury Regulations promulgated thereunder).  For the avoidance of doubt, and not in contravention of paragraph 7(b) of this letter, this paragraph 9(a) shall not apply with respect to any amounts withheld in connection with the Redemption Procedures or a liquidation of the Company (except to the extent attributable to gain from sales or exchanges by GGP of United States real property interests in connection with a liquidation of GGP).  For purposes of Section 7.4 of the LLC Agreement, all allocations shall be made without regard to this paragraph.

(b)           In the event you reasonably believe that, or the Managing Member notifies you that it believes that it is more likely than not that, any amount of income described in clause (i) or (ii) in paragraph 9(a) of this letter agreement is not subject to U.S. federal income tax, you hereby agree to use commercially reasonable efforts to apply for and obtain a refund of such amounts and the Managing Member shall cooperate with you, as reasonably requested, in applying for or obtaining such refund.  You hereby agree to promptly notify the Managing Member of such claim for refund no less than five days prior to filing such claim with the applicable taxing authorities.  In the event you receive an actual refund of any amounts described in clause (i) or (ii) in paragraph 9(a) of this letter agreement, such amounts shall be treated as a distribution for purposes of Section 6.1 of the LLC Agreement to the extent such amounts were previously excluded from amounts deemed distributed for purposes of Section 6.1 of the LLC Agreement.

10.           Withholding Tax Payments and Obligations.

(a)           With respect to you, Section 8.4(a) of the LLC Agreement is restated as follows:

“If the Company receives proceeds in respect of which a tax has been withheld, the Company shall be treated as having received cash in an amount equal to the amount of such withheld tax, and, for all purposes of this Agreement, except as provided in paragraph 9(a) of the amended and restated letter agreement (the “Side Letter”) between Stable Investment Corporation and the Company dated as of October 25, 2010 and effective as of March 31, 2010, each Member shall be treated as having received a distribution pursuant to Section 6.1 hereof equal to the portion of the withholding tax allocable to such Member, as determined by the Managing Member in its reasonable discretion.

(b)           With respect to you, Section 8.4(b) of the LLC Agreement is restated as follows:

“Subject to paragraph 7(b) of the Side Letter, the Company is authorized to withhold from any payment made to, or any distributive share of, a Member any taxes that are, in the Managing Member’s reasonable determination, required by law to be withheld.  If, and to the extent, the Company is required to make any such tax payments with respect to any distribution to a Member such Member’s proportionate share of such distribution or, without duplication, future distributions shall be reduced by the amount of such tax payments (which, except as provided in paragraph 9(a) of the Side Letter, tax payments shall be treated as a distribution to such Member pursuant to Section 6.1 hereof).  In the event a portion of a distribution in kind is retained by the Company pursuant to the prior sentence, such retained in kind amounts may, in the discretion of the Managing Member, either (A) be distributed to the other Members, or (B) be sold by the Company to generate the cash necessary to satisfy such tax payments.  If such in kind amounts are sold, then for purposes of income tax allocations only under this Agreement, any gain or loss on such sale or exchange shall be allocated to the Member to whom the tax payments relate to the extent of such tax payments.”

(c)           With respect to you, Section 8.4(d) of the LLC Agreement is deleted from the LLC Agreement.

(d)           With respect to you, Section 8.4(e) of the LLC Agreement is restated as follows:

“If the Company, the Managing Member, or any of their respective Affiliates, or any of their respective shareholders, partners, members, officers, directors, employees or managers (each a “Tax Indemnified Party”, each of which is a third-party beneficiary of this Agreement solely for purposes of this Section 8.4(e) becomes liable for U.S. federal withholding taxes solely as a result of a failure to withhold and remit U.S. federal taxes in respect of Stable Investment Corporation (other than a failure to remit amounts withheld pursuant to Section 8.4(b) hereof, as modified by the Side Letter) either (A) as a result of Stable Investment Corporation providing a false, incomplete or invalid IRS Form W-8EXP or otherwise failing to comply with the requirements of paragraph 7(a) of the Side Letter (except to the extent such invalidity or failure to comply arises as a result of the conduct of commercial activities by the Company or the Managing Member on behalf of the Company), or (B) with respect to (i) any payment made to Stable Investment Corporation pursuant to the redemption of Stable Investment Corporation’s Applicable Interest in connection with the Redemption Procedures or (ii) Stable Investment Corporation’s distributive share of the Company’s income or gain resulting from the sale, assignment or transfer of Stable Investment Corporation’s pro rata share of the Investment in connection with the Redemption Procedures, then, in addition to, and without limiting, any indemnities for which Stable Investment Corporation may be liable under Article 9 hereof, Stable Investment Corporation shall, to the fullest extent permitted by law, indemnify and hold harmless each Tax Indemnified Party, in respect of such U.S. federal income taxes, including interest and penalties, and, except as provided in the Side Letter, any reasonable out-of-pocket expenses incurred in any examination, determination, resolution and payment of such liability incurred by such Tax Indemnified Party, except any such amount that arises as a result of any act or omission with respect to which an arbitration panel, in accordance with Section 12.14 hereof, has issued a final decision, judgment or order that such Tax Indemnified Party was grossly negligent or engaged in fraud, willful misconduct, a willful and knowing material breach of this Agreement or willful violation of law.  The provisions contained in this Section 8.4(e) shall survive the termination of the Company, the termination of this Agreement and the Transfer of any Interest.

The Managing Member shall provide prompt written notice to Stable Investment Corporation after learning of any audit or other proceeding (including a request for information) involving a Tax Indemnified Party for which Stable Investment Corporation has an indemnification obligation under this Section 8.4(e) (a “Proceeding”); provided, however, that the failure to provide such notice shall not release Stable Investment Corporation from any of its obligations to indemnify under this Section 8.4(e) unless, and only to the extent such failure has a material adverse effect on the ability to contest the claim set forth in the Proceeding.  If Stable Investment Corporation notifies the Tax Indemnified Party in writing that it wishes to assume the conduct and control of the settlement or defense of such Proceeding, Stable Investment Corporation shall have the right, through tax counsel of its choosing and at its own expense, to assume such conduct and control of the settlement or defense, and the applicable Tax Indemnified Party shall reasonably cooperate with Stable Investment Corporation in connection therewith (including, for example, by signing a limited power of attorney with respect to such Proceeding); provided, however, that Stable Investment Corporation shall thereafter consult with the Managing Member upon the Managing Member’s reasonable request for consultation from time to time with respect to such Proceeding and shall not, without the applicable Tax Indemnified Party’s consent, agree to pay or settle any such Proceeding if such payment or settlement could adversely affect the applicable Tax Indemnified Party (it being understood that a monetary payment, including payment in respect of a civil penalty in existence as of the date of the Side Letter and imposed by the United States Internal Revenue Service on a standard less than fraud, does not have an adverse effect on a Tax Indemnified Party).  If Stable Investment Corporation assumes the conduct and control of such defense or settlement, (i) the Tax Indemnified Party shall have the right (but not the duty) to participate in the defense or settlement thereof and to employ counsel separate from the counsel employed by Stable Investment Corporation, at its own expense, and (ii) Stable Investment Corporation shall not assert that the claim, or any portion thereof, with respect to which the Tax Indemnified Party seeks indemnification is not within the ambit of this Section 8.4(e).  So long as Stable Investment Corporation is reasonably contesting any Proceeding, the applicable Tax Indemnified Party (or its indirect owners) shall not pay or settle any such Proceeding without Stable Investment Corporation’s consent, which consent may be withheld in Stable Investment Corporation’s discretion.  If Stable Investment Corporation advises the Tax Indemnified Party that it does not wish to control such Proceeding or, within a reasonable amount of time after the receipt of written notice of such Proceeding, fails to provide the required notice that it wishes to control the Proceeding, then (i) the Tax Indemnified Party shall control the settlement or defense of the Proceeding and retain a nationally recognized law firm to represent the Tax Indemnified Party in such Proceeding, which counsel shall be reasonably acceptable to Stable Investment Corporation, (ii) the Tax Indemnified Party may not pay, settle, compromise or contest the tax at issue without Stable Investment Corporation’s consent, which consent may be withheld in Stable Investment Corporation’s discretion acting reasonably and without unreasonable delay and (iii) Stable Investment Corporation shall be given the right to participate in such Proceeding, at its own expense.

Stable Investment Corporation shall be required to pay to the Tax Indemnified Parties any amount due with respect to a claim of indemnification pursuant to this Section 8.4(e) promptly upon the first to occur of: (i) a Final Determination having been reached with respect to the matter that gave rise to such claim for indemnification; or (ii) Stable Investment Corporation and the applicable Tax Indemnified Parties entering into a mutual agreement with respect to the total amount that is due from Stable Investment Corporation with respect to such claim for indemnification.  For purposes of this Agreement, “Final Determination” shall mean: (i) a determination within the meaning of section 1313(a) of the Code; (ii) a decision, judgment, decree or other order by the United States Tax Court or any other court of competent jurisdiction that has become final and unappealable; (iii) a Closing Agreement under section 7121 of the Code or a comparable provision of federal, state, local or foreign tax law that is binding against the Internal Revenue Service; or (iv) any other final settlement with the Internal Revenue Service.  Notwithstanding anything in this Agreement to the contrary, (i) if a contest of the applicable taxes shall be conducted in a manner requiring the payment of the claim, in no event shall such Tax Indemnified Party be required, or Stable Investment Corporation be permitted, to contest the imposition of any tax for which Stable Investment Corporation is obligated to indemnify pursuant to this Section 8.4(e) in such manner unless Stable Investment Corporation shall have paid the amount required directly to the appropriate authority or made an advance of the amount thereof to the applicable Tax Indemnified Parties on an interest-free basis and (ii) no Tax Indemnified Party shall be required, nor shall Stable Investment Corporation be permitted, to appeal any adverse decision to the U.S. Supreme Court. Any amounts paid or advanced by Stable Investment Corporation pursuant to clause (i) of the preceding sentence that are refunded shall (together with any interest thereon paid by a governmental authority on the amount refunded) be paid to Stable Investment Corporation.”

11.           Tax Election.  If you purchase an Interest from a selling Member, upon your request, the Company will make an election pursuant to Section 754 of the Code.

12.           Tax Information.  The Managing Member agrees to send to you, as soon as possible after the end of the Company’s Fiscal Year, but no later than April 1st of each Fiscal Year, Internal Revenue Service Form 1065, Schedule K-1.  The Managing Member, upon your request,  shall use commercially reasonable efforts to provide information and documents as are necessary for you to make appropriate tax filings with respect to such Fiscal Year.

13.           Advice.  Solely with respect to you, Section 8.6 of the LLC Agreement is restated as follows:

“A Member may, by written notice to the Managing Member, request that the Managing Member provide a copy of any written taxation advice the Managing Member has obtained from external taxation and other advisers, and the Managing Member shall provide such copy to the Member (with a copy being provided to all other Members within a reasonable period of time).  Notwithstanding the foregoing, the Managing Member may impose such reasonable restrictions and conditions in respect of such written tax advice as the Managing Member determines are necessary or appropriate to preserve any privilege which exists with respect to such advice.”

14.           Tax Status Representation.  You represent and warrant that you are (i) an “integral part” of a foreign sovereign or (ii) a “controlled entity” of a foreign sovereign that is not a “controlled commercial entity” (all within the meaning of Section 892 of the Code and the Treasury Regulations promulgated thereunder).

15.           Confidentiality.  The Managing Member, on behalf of the Company, hereby acknowledges that you are subject to laws, regulations and policies which (i) provide for disclosures to the government of the People’s Republic of China on your operations and (ii) require your directors, officers, employees and agents (you and such parties, collectively, the “Disclosing Parties”) to provide to your auditor and/or special examiner, as applicable, all information and documents that may be required or requested by them (collectively, “Mandated Disclosures”). In light of the foregoing, the Managing Member, on behalf of the Company, agrees that:

(a)           the Disclosing Parties shall be permitted to disclose information relating to the Managing Member, the Company, any Parallel Investment Vehicle in which you are an investor (“CIC Parallel Investment Vehicle”), the Board of Directors, GGP or any of their respective Affiliates (the “Relevant Information”) to the government of the People’s Republic of China and your auditor and/or special examiner (collectively, the “Receiving Parties”);

(b)           in order to comply with any Mandated Disclosures, the Disclosing Parties shall be permitted to disclose Relevant Information to the Receiving Parties; provided that: (i) you shall disclose, and shall ensure that each other Disclosing Party discloses, only such information as it is required by any Mandated Disclosure to disclose; (ii) each Receiving Party is advised of the confidentiality obligations imposed on you pursuant to Section 12.3 of the LLC Agreement, the commercial sensitivity of such information and the need to keep such information confidential; (iii) you shall use, and shall ensure that each other Disclosing Party uses, all reasonable endeavours to ensure that a disclosure of Relevant Information to any Receiving Party is made in camera; and (iv) you shall use, and shall ensure that each other Disclosing Party uses, unless prohibited by the Mandated Disclosures, all reasonable endeavours to (A) immediately notify the Company of such Mandated Disclosures, (B) inform the Company of the timing for making such disclosure and, if the required disclosure is the subject of a request for such information, provide the Company with a copy of such request or a detailed summary of the information being requested, and (C) consult with the Company regarding the response to such request;

(c)           Sections 12.3(b) and 12.3(d) of the LLC Agreement shall not apply to you; and

(d)           to the extent that a Disclosing Party receives a request for information not expressly permitted to be disclosed above, the provisions of the confidentiality obligations imposed on you in Section 12.3 of the LLC Agreement, subject to the above, shall apply in all respects.

(e)           The Managing Member shall not make any disclosures with respect to your investment in the Company pursuant to its right under Section 12.3(e) of the LLC Agreement without your prior written consent, except that the Managing Member may disclose to GGP, any other Member or any prospective Member that you have made an investment in the Company.

16.           Indemnification.  The Managing Member will notify you in writing as soon as reasonably practicable of any claims for indemnification arising against the Company pursuant to Section 9.2 of the LLC Agreement of which it has actual knowledge.

17.           The Initial Members.  Notwithstanding any provision in the LLC Agreement, the Managing Member, itself and on behalf of the Company, confirms that you will be deemed an Initial Member for the purposes of the LLC Agreement and this letter agreement.

18.           Notice of Additional Members.  The Managing Member agrees that it will furnish to you the most recent amended Schedule A to the LLC Agreement promptly after the end of each fiscal quarter in which Schedule A is amended.

19.           Non-Managing Member Approvals.  With respect to all matters submitted to a vote, consent, or approval of the Non-Managing Members (and the investors in any Parallel Investment Vehicle, if applicable), the Managing Member will notify you in writing of the respective aggregate percentage interest (but not the identity) of all Non-Managing Members (and such other investors) voting in favor, consenting to or otherwise approving, and all Non-Managing Members (and such other investors) voting against, refusing to consent or otherwise disapproving any such matter.

20.           Removal or Resignation of Auditor.  The Managing Member agrees to notify you in writing in the event of the resignation or removal of the Company’s Independent Accounting Firm and to request that such Independent Accounting Firm discuss with you the reasons for such resignation or removal.

21.           Transfer of Interest by Brookfield.  The Managing Member shall ensure that in connection with any syndication by Brookfield of a portion of its Interest (or its interest in any Parallel Investment Vehicle in which Brookfield is an investor (a “Brookfield PIV”)) as contemplated by Section 10.7 of the LLC Agreement (or the corresponding provision of the organizational documents of any such Brookfield PIV), the amount paid by any Transferee in respect of any portion of Brookfield’s Interest (or Brookfield’s interest in such Brookfield PIV, as applicable) shall be not less than the excess of (a) the pro rata share of the aggregate cost to acquire the Investment and any other assets then held by the Company or such Brookfield PIV, as applicable over (b) the sum of (x) the pro rata share of the Fair Market Value of all of the liabilities of the Company or such Brookfield PIV, as applicable, and (y) any distribution made to Brookfield.

22.           Relationship between the Managing Member and Brookfield.  The Managing Member represents and warrants that the general partner of the Managing Member is a wholly-owned subsidiary of BAM.

23.           Assets and Liabilities of the Company.  The Managing Member represents and warrants that the Company has no assets or liabilities other than those that have been disclosed to you in writing prior to the Initial Closing Date.

24.           Exclusivity.

(a)           The Managing Member, itself and on behalf of the Company, hereby agrees that Section 12.4 of the LLC Agreement shall not apply to any of your Affiliates (other than your Subsidiaries) from which you are separated by a reasonable and customary information barrier and the voting and investment powers of which are exercised independently from you with respect to the Investment.

(b)           Notwithstanding Section 12.4 of the LLC Agreement, but subject to any applicable restrictions under the Restructuring Proposal, you and your Subsidiaries shall be permitted to invest in voting common shares of GGP following the effective date of the Plan; provided that your holdings of such common shares, together with any holdings of your Subsidiaries (including any indirect purchase or disposition, for example, by means of swaps or other derivatives), shall not exceed three percent (3%) of the aggregate outstanding amount of such common shares; provided, further, that you agree (i) not to purchase or dispose of any such common shares if, at the time of such purchase or disposition, the Person making the applicable investment decision is in possession of any material non-public information relating to GGP on which it is prohibited from trading under the Exchange Act; (ii) not to purchase or dispose of any such common shares unless you have determined that such purchase or disposition would not result in a disgorgement of profits under Section 16(b) of the Exchange Act with respect to any Member other than you or your Affiliates; (iii) to notify the Managing Member of such purchase or disposition (including any indirect purchase or disposition, for example, by means of swaps or other derivatives), as applicable, and the amount and timing thereof, immediately after such purchase or disposition, and in any event on the date thereof; (iv) not to sell “short” any such common shares, unless you shall have determined that such “short” sale is permitted under Section 16(c) of the Exchange Act; (v) to reimburse the Company for any expenses incurred by the Company or the Managing Member on behalf of the Company, in connection with any amendment to any filings made on behalf of the Company pursuant to Section 13 of the Exchange Act; (vi) not to engage in any acquisition that would require compliance with Regulation 14E of the Exchange Act with respect to GGP or any of its Affiliates; and (vii) to vote any common shares held by you and your Affiliates at all times in the same manner and in conformance with how the Company votes its common shares in GGP.  References in this paragraph 23 to any purchase or disposition of common shares of GGP shall be to the purchase or disposition on a date or within a time period specified by the relevant party.

(c)           If GGP (i) enters into an agreement with respect to a restructuring or the financing thereof with any party other than the Consortium and (ii) such agreement has been approved by the board of GGP and all interest-holders of GGP whose approval of such agreement is required under the Plan (or, the court overseeing the Chapter 11 case confirms that no such interest-holder approval is required), then you will automatically be released from your obligations under Section 12.4 of the LLC Agreement; provided that, in no event, subject to the next sentence, may you take any action otherwise restricted under Section 12.4 of the LLC Agreement if such action would result in the Consortium losing the benefit of its bid protection pursuant to that certain letter agreement between BAM, Pershing Square, LP and certain affiliates of Pershing Square, LP, dated as of February 24, 2010 (any such action, a “Prohibited Action”).  The Managing Member shall, within five (5) Business Days of deemed receipt of a request in writing by you specifying in reasonable detail the action(s) proposed to be taken, notify you in writing whether such action, in its reasonable determination, either would be a Prohibited Action or would not be a Prohibited Action.  If the Managing Member fails to so notify you within such time frame, or notifies you that such proposed action(s) is not a Prohibited Action, then the Managing Member and the Company shall not have, and agree not to bring, any cause of action or claim against you for a breach of this paragraph 23(c) in connection with the taking of such action(s).

(d)           Subject to the proviso to paragraph 23(c) above, your exclusivity obligations under Section 12.4 of the LLC Agreement shall terminate on the date you cease to be a Member following either (i) the sale pursuant to Section 10.1(b), 10.6, 10.8(d)(i) or 10.8(d)(ii) of the LLC Agreement of one hundred percent (100%) of your Interest to any other Member or third-party purchaser which, in each case, is not an Affiliate of yours or (ii) the distribution to you of one hundred percent (100%) of your pro rata share (determined in accordance with your Consortium Percentage Interest) of the Investment and the other Assets of the Consortium pursuant to Section 10.8(a) or 10.8(b) of the LLC Agreement.

25.           Commitment Account.  You and the Managing Member hereby agree that a Commitment Account shall be established in respect of your Interest with Deutsche Bank National Trust Company, for which Deutsche Bank National Trust Company will serve as escrow agent.  Furthermore, you agree to fund such Commitment Account with an amount equal to your Available Commitment, as determined pursuant to paragraph 29, below, on the date notified in writing by the Managing Member to you so long as such notice is received by you not more than fifteen (15) Business Days and not fewer than ten (10) Business Days prior to such funding date.

26.           Participation in any Parallel Investment Vehicle.  The Managing Member agrees that you shall not be required to contribute capital to or hold any interest or otherwise participate in any Parallel Investment Vehicle without your consent.

27.           Syndication. Upon your reasonable request from time to time and, in any event, upon the earlier of (i) such time that Brookfield determines that it no longer intends to consummate any syndications pursuant to its right under Section 10.7 of the LLC Agreement or the corresponding provision of the organizational documents of any Brookfield PIV and (ii) the aggregate Commitments of BAM and its wholly-owned Subsidiaries no longer represent more than the Brookfield Minimum Hold, Brookfield shall certify in writing to you that Brookfield has effected all syndications of its interests in the Company in compliance with the LLC Agreement and this letter agreement and that there are no Side Letters in existence that have not been provided to you.

28.           Additional Requirements and Conditions.  In exercising its discretion pursuant to Sections 10.3(a)(i) and 10.3(c)(ii) of the LLC Agreement (including in connection with the assignment contemplated in Section 12(g) of the Subscription Agreement and paragraph 3(b) herein), the Managing Member agrees that it will act reasonably.

29.           Amendments.  The LLC Agreement shall not be amended in a manner that is adverse to you without your written approval, and the Pershing Square Letter shall not be amended without your written approval.

30.           Adjustments Relating to Total Return Swap.  The Managing Member hereby agrees that, as of any date of determination, your Available Commitment (including, for greater certainty, for purposes of funding the Commitment Account held by the Company in respect of your Interest) shall be your Available Commitment (as defined in the LLC Agreement), reduced by an amount, which amount shall not be less than zero, equal to the excess of (i) the Upfront Payment Amount (as defined in the Swap Confirmation, as defined below) over (ii) any amounts paid to you on or before such date under that certain GGP Loan Total Return Swap Confirmation, dated as of the date hereof, between BAM and you (the “Swap Confirmation”).  For the purposes of calculating Transaction Distribution Amount and Carried Interest under the LLC Agreement, the Upfront Payment Amount (as defined in the Swap Confirmation) shall be treated as a Capital Contribution made as of the date it was actually made. The Managing Member and the Class B Member hereby agree that the amount of any Transaction Distribution Amount or Carried Interest payable under the LLC Agreement on any Distribution Date which is attributable to your Interest shall be reduced by the Swap TDA&CI Amount (as defined below). The “Swap TDA&CI Amount” shall mean, at any time of determination, an amount equal to (a) the aggregate amount by which the Total Return Amounts (as defined in the Swap Confirmation) have been reduced by any Transaction Distribution Amount or Carried Interest in accordance with the Swap Confirmation, minus (b) the aggregate amount any Transaction Distribution Amount and Carried Interest payable under the LLC Agreement as reduced pursuant to the preceding sentence; provided that the Swap TDA&CI Amount shall never be less than zero.

31.           Standstill Period.  With respect to you, the definition of “Standstill Period” (as defined in the LLC Agreement) is restated as follows solely for the purposes of Sections 4.6 and 10.1(b) of the LLC Agreement:

“Standstill Period” means (i) with respect to one-third (1/3) of the Interest of Stable Investment Corporation, the period ending on the date that is six (6) months after the effective date of the Plan, (ii) with respect to the next one-third (1/3) of the Interest of Stable Investment Corporation, the period ending on the date that is twelve (12) months after the effective date of the Plan and (iii) with respect to the final one-third (1/3) of the Interest of Stable Investment Corporation, the period ending on the date that is eighteen (18) months after the effective date of the Plan.”

32.           Prior Agreements.  Upon the execution of this letter agreement, the Swap Confirmation, and the LLC Agreement, all agreements entered into prior to the date hereof between you and your affiliates and the Managing Member and  its affiliates relating to GGP or its affiliates are hereby terminated and no longer in effect.

33.           Term.  This letter agreement shall remain in effect for as long as you or one of your Permitted Transferees or your Affiliates is a Non-Managing Member (other than a Defaulting Member); provided that, if you or one of your Permitted Transferees or your Affiliates becomes a Defaulting Member, only paragraphs 3, 4, 6-9, 11 and 14 of this letter agreement shall remain in effect.  If Brookfield Asset Management Private Institutional Capital Adviser (Canada), LP is substituted as the Managing Member by one of its Affiliates, it will procure the entry into of a new or amended letter agreement by such Affiliate with you on substantially the same terms.  If the Class B Member is substituted as the class B member of the Company by one of its Affiliates, it will procure the entry into of a new or amended letter agreement by such Affiliate with you on substantially the same terms.

34.           Governing Law.  Each of the Managing Member, the Class B Member and you hereby agree that this letter agreement and the LLC Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Delaware without regard to principles of conflicts of law.

35.           Counterparts.  This letter agreement may be executed in multiple counterparts which, taken together, shall constitute one and the same agreement.

36.           Binding Effect.  The Managing Member, itself and on behalf of the Company, and the Class B Member hereby agree that upon the execution hereof, the terms of this letter agreement shall be binding upon, and in full force and effect against, the Company, the Managing Member and the Class B Member, and shall apply, mutatis mutandis, to any Parallel Investment Vehicle in which you participate, notwithstanding any contrary provisions of the LLC Agreement, the Subscription Agreement or the constituent documents of any Parallel Investment Vehicle.

37.           Conflicts.  This letter agreement supplements, and in some cases modifies, the LLC Agreement and, to the extent of any conflict between the LLC Agreement and this letter agreement, the terms hereof shall control.  In all other respects, the LLC Agreement shall control with respect to you.

38.           Severability.  Each provision of this letter agreement shall be considered severable and if for any reason any provision or provisions herein are determined to be invalid, unenforceable or illegal under any existing or future law, such invalidity, unenforceability or illegality shall not impair the operation of or affect those portions of this letter agreement which are valid, enforceable and legal.

39.           Enforceability.  The execution and delivery of this letter agreement by the Managing Member, itself and on behalf of the Company, and the Class B Member constitutes a representation and warranty that (a) the Managing Member is authorized under the terms of the LLC Agreement and otherwise to execute and deliver this letter agreement, (b) the Class B Member is authorized under the terms of its governing documents and otherwise to execute and deliver this letter agreement and (c) this letter agreement constitutes a valid and binding obligation of the Managing Member, the Company and the Class B Member, enforceable against the Managing Member, the Company and the Class B Member in accordance with its terms.

40.           Entire Agreement.  This letter agreement constitutes the entire agreement among the parties with respect to the subject matter hereof and supersedes all other prior letters and understandings, both written and verbal, among the parties or any of them with respect to the subject matter hereof.

41.           Assignment.  To the fullest extent permitted by law, the rights and benefits inuring hereunder may not be assigned and no such rights or benefits shall survive a Transfer of your Interest to a third-party; provided that such rights and benefits may be assigned in connection with any permitted Transfer of your Interest to a Permitted Transferee or to your Affiliate; provided that the Transferee assumes all of your obligations under this letter agreement and executes a counterpart hereof or, in the discretion of the Managing Member, a joinder agreement reasonably satisfactory to the Managing Member.

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Please confirm that the above correctly reflects our understanding and agreement with respect to the foregoing matters by signing the enclosed copy of this letter and returning such copy to the Managing Member.

Very truly yours,

BROOKFIELD ASSET MANAGEMENT PRIVATE INSTITUTIONAL CAPITAL ADVISER (CANADA), L.P.

By:	Brookfield Private Funds Holdings Inc.,
its general partner

By:	/s/ Yuriy Zubatyy
Name: Yuriy Zubatyy
Title: Vice President

By:	/s/ Moshe Mandelbaum
Name: Moshe Mandelbaum
Title: Vice President

BROOKFIELD (US) INVESTMENTS LTD.

By:	/s/ Greg Morrison
Name: Greg Morrison
Title: Director

In the event of a Closing (as defined in the Restructuring Proposal) and only in such event:

BROOKFIELD REP INVESTMENTS III LLC

By:          Brookfield Asset Management Private Institutional Capital Adviser (Canada), L.P.,
its managing member

By:          Brookfield Private Funds Holdings Inc.,
its general partner

By:	/s/ Yuriy Zubatyy
Name: /s/ Yuriy Zubatyy
Title: Vice President

By:	/s/ Karen Ayre
Name: Karen Ayre
Title: Vice President

In the event of a Restructuring Proposal Termination and only in such event:

REP INVESTMENTS LLC

By:          Brookfield Asset Management Private Institutional Capital Adviser (Canada), L.P.,
 its managing member

By:          Brookfield Private Funds Holdings Inc.,
 its general partner

By:	/s/ Yuriy Zubatyy
Name: Yuriy Zubatyy
Title: Vice President

By:	/s/ Moshe Mandelbaum
Name: Moshe Mandelbaum
Title: Vice President

Agreed and Accepted:

STABLE INVESTMENT CORPORATION

By:	/s/ Gao Xiqing
Name: Gao Xiqing
Title: Executive Director and President

SIGNATURE PAGE TO CIC LETTER AGREEMENT